SECURI[TIES AND EXCHANGE COMMISSI]ON
Washington, D.C. 20549

05038570

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 20018

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH., D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST ALBANY CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Broadway
(No. and Street)

Albany	NY	12207-2990
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Saburro 518-447-8673
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS, LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED MAR 18 2005 THOMSON FINANCIAL

State Street Centre at 80 State Street	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN P. GOLDBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial

financial statement and supporting schedules pertaining to the firm of FIRST ALBANY CAPITAL INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan Goldberg
Signature

President and CEO
Title

Sandra D. Andi
Notary Public

SANDRA D. ANDI
Notary Public, State of New York
No. 4737914
Qualified in Albany County
Commission Expires November 30, 20 25

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FIRST ALBANY CAPITAL INC.

(A wholly owned subsidiary of First Albany Companies Inc.)

REPORT OF INDEPENDENT AUDITORS
ON THE FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND REGULATION 1.10 OF THE COMMODITY
FUTURES TRADING COMMISSION

Years Ended December 31, 2004 and 2003

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FILED PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.10 OF THE COMMODITY FUTURES TRADING COMMISSION AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

PricewaterhouseCoopers LLP
80 State Street
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4496

Report of Independent Auditors

The Board of Directors and Shareholders of
First Albany Capital Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in stockholders' equity, cash flows and changes in subordinated borrowings present fairly, in all material respects, the financial position of First Albany Capital Inc. (the "Company") at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, IA, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

STATEMENTS OF FINANCIAL CONDITION

(In thousands of dollars)

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 936	$ 132
Securities purchased under agreements to resell	35,028	56,261
Receivables from:		
Brokers, dealers and clearing agencies	46,004	15,408
Customers	3,311	3,867
Parent and affiliates	179	7,439
Others	6,075	6,284
Securities owned, at market value	190,426	240,545
Exchange memberships, at cost; market values: 2004 - $1,977; 2003 - $1,455	67	67
Other assets	12,605	7,333
Total assets	$ 294,631	$ 337,336
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Short-term bank loans	$ 139,875	$ 138,500
Payables to:		
Brokers, dealers and clearing agencies	2,050	19,170
Customers	1,620	5,585
Parent and affiliates	2,400	-
Others	3,349	3,105
Securities sold, but not yet purchased, at market value	41,747	58,069
Accounts payable	2,634	2,889
Accrued compensation	32,417	37,949
Accrued expenses	3,650	5,154
Income taxes payable	-	1,432
Total liabilities	229,742	271,853
Subordinated debt	4,820	6,346
COMMITMENTS AND CONTINGENCIES		
Stockholder's equity		
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued		
Common, voting, $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding		
Additional paid-in capital	16,503	11,244
Retained earnings	43,566	47,893
Total stockholder's equity	60,069	59,137
Total liabilities and stockholder's equity	$ 294,631	$ 337,336

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF OPERATIONS

(In thousands of dollars)

	December 31, 2004	December 31, 2003
Revenues		
Commissions	$ 19,991	$ 16,947
Principal transactions, net	87,575	107,529
Investment banking	45,026	34,730
Interest income	7,989	7,067
Fees and other	312	538
Total revenues	160,893	166,811
Interest expense	3,463	2,413
Net revenues	157,430	164,398
Expenses, excluding interest		
Compensation and benefits	116,871	117,203
Clearing, settlement and brokerage costs	5,264	5,066
Communications and data processing	14,615	14,313
Occupancy and depreciation	8,552	8,547
Selling	6,625	6,572
Impairment loss	1,375	-
Restructuring	1,275	-
Other	8,045	5,850
Total expenses, excluding interest	162,622	157,551
Income (loss) from continuing operations, before income taxes	(5,192)	6,847
Income tax expense (benefit)	(3,282)	2,511
Income (loss) from continuing operations	(1,910)	4,336
Income from discontinued operations, net of taxes	233	174
Net income (loss)	$ (1,677)	$ 4,510

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of dollars, except for number of shares)

	Common Stock		Additional Paid-In	Additional Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2002	100	$ -	$ 10,188	$ 45,453	$ 55,641
Net income				4,510	4,510
Dividends paid – Parent				(2,070)	(2,070)
Capital contribution – Parent			1,056		1,056
Balance, December 31, 2003	100	-	11,244	47,893	59,137
Net loss				(1,677)	(1,677)
Dividends paid – Parent				(2,650)	(2,650)
Capital contribution – Parent			5,259		5,259
Balance, December 31, 2004	100	$ -	$ 16,503	$ 43,566	$ 60,069

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended December 31, 2004	Year Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (1,677)	$ 4,510
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Deferred income taxes	(5,198)	(591)
(Increase) decrease in operating assets:		
Cash and securities segregated for regulatory purposes	-	9,900
Net receivable from brokers, dealers and clearing agencies	(47,716)	41,502
Net receivable from customers	(3,409)	238
Net receivable from others	354	(1,067)
Securities purchased under agreements to resell	21,233	(3,587)
Securities owned and securities sold, not yet purchased, net	33,797	41,987
Other assets	(74)	519
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(7,291)	(7,233)
Income taxes payable, net	(1,432)	(2,031)
Net cash provided (used) by operating activities	(11,413)	84,147
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payable to Parent and affiliates, net	9,660	3,120
Proceeds/(payments) from short-term bank loans, net	1,375	(76,600)
Payments on subordinated debt	(1,526)	(1,500)
Proceeds from subordinated debt	-	1,961
Net (decrease)/increase in drafts payable	99	(10,357)
Capital contribution from Parent	5,259	1,056
Dividends paid to Parent	(2,650)	(2,070)
Net cash provided (used) by financing activities	12,217	(84,390)
INCREASE (DECREASE) IN CASH:	804	(243)
CASH AT BEGINNING OF THE YEAR:	132	375
CASH AT END OF THE YEAR:	$ 936	$ 132
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$ 528	$ 2,641
Interest payments	$ 3,275	$ 2,657

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF CHANGES IN SUBORDINATED DEBT

(In thousands of dollars)

Subordinated debt at December 31, 2002	$ 5,885
Increases:	
Issuance of new subordinated debt	1,961
Decreases:	
Payment of subordinated debt	(1,500)
Subordinated debt at December 31, 2003	6,346
Decreases:	
Payment of subordinated debt	(1,526)
Subordinated debt at December 31, 2004	$ 4,820

The accompanying notes are an integral
part of the financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

First Albany Capital (the Company) is a wholly owned subsidiary of First Albany Companies Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc., the New York Stock Exchange, the National Futures Association and various other exchanges. The Company's primary businesses include securities brokerage for institutional customers and investment banking services to corporate and public clients. Additionally, the Company engages in market-making and trading of corporate, government and municipal securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission income from customers' securities transactions and related clearing and compensation expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value and securities not readily marketable at fair value as determined by management are also included as revenues from principal transactions. Open equity in futures are recorded at market value daily and the resultant gains and losses are included as revenues from principal transactions.

Investment Banking

Investment banking revenues include gains, losses and fees, net of transaction related expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues also include fees earned from providing merger, acquisition and financial advisory services and are recognized as services are performed.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate.

At December 31, 2004, the Company had entered into a number of resale agreements with Mizuho Securities USA and Spear Leeds & Kellogg valued at $35.1 million. The collateral held by the Company consists of Government Bonds and was in excess of the principal amount loaned to Mizuho Securities USA and Spear Leeds & Kellogg. These resale agreements may be cancelled or renewed on a daily basis by either the Company or the counter party.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned transactions, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

NOTES TO FINANCIAL STATEMENTS (continued)

Collateral

The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing transactions and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending transactions and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There is no allowance recorded for impairment.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

Comprehensive Income

The Company has no components of other comprehensive income; therefore comprehensive income equals net income.

Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used to hedge securities positions in the Company's inventory. Gains and losses on these financial instruments are included as revenues from principal transactions.

Securities Issued for Services

The Company accounts for stock and options issued by its Parent for services by reference to the fair market value of the Parent's stock on the date of stock issuance or option grant. Compensation expense is recorded for the fair market value of the stock issued, or in the case of options, for the difference between the stock's fair market value on the date of the grant and the option exercise price. In the event that recipients are required to render future services to obtain full rights in the securities received, the compensation expense is deferred and amortized as a charge to income over the period that such rights vest to the recipient.

The Parent adopted the recognition provisions of FAS 123 effective January 1, 2003 using the prospective method of transition described in FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under the fair value recognition provisions of FAS 123 and FAS 148, stock-based compensation cost is measured at the grant date based on the Black-Scholes value of the award and is recognized as expense over the vesting period for awards granted after December 31, 2002.

Income Taxes

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable for future years to differences between the financial statement basis and tax basis of existing assets and liabilities.

NOTES TO FINANCIAL STATEMENTS (continued)

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values, because of the short maturity of the instruments except subordinated debt. The estimated fair value of subordinated debt at December 31, 2004, approximates its carrying value based on current rates available.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated under federal regulations or held for sale in the ordinary course of business.

Reclassification

Certain 2003 amounts on the balance sheet have been reclassified to conform with the 2004 presentation. The following reclassifications were made: $0.7 million in Other assets were reclassified to Securities owned relating to the firm's investments in two limited partnerships; $1.2 million in Other assets were reclassified to Payables to brokers, dealers and clearing agencies relating to receivables/payables arising from unsettled trades; $2.7 million in Receivables from others were reclassified to Receivables from brokers, dealers and clearing agencies relating to commissions receivable from brokers and dealers; and $3.5 million in Other assets were reclassified to Receivables from others relating to receivables for investment banking management and advisory fees.

NOTE 2. Cash and Securities Segregated For Regulatory Purposes

At December 31, 2004 and 2003, the Company was not required to segregate any cash or securities in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3. Receivables From and Payables To Brokers, Dealers and Clearing Agencies

Amounts receivable from brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31, 2004	December 31, 2003
Adjustment to record securities owned on a trade date basis, net	$ 16,009	$ -
Securities borrowed	462	6,004
Securities fail-to-deliver	22,452	3,311
Commissions receivable	3,072	2,858
Deposits with clearing organizations	4,009	3,235
Total	$ 46,004	$ 15,408

Amounts payable to brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31, 2004	December 31, 2003
Adjustment to record securities owned on a trade date basis, net	$ -	$ 15,388
Securities fail-to-receive	2,050	3,782
Total	$ 2,050	$ 19,170

NOTES TO FINANCIAL STATEMENTS (continued)

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables or payables to brokers, dealers and clearing agencies on the Statement of Financial Condition.

NOTE 4. Receivables From and Payables To Customers

The majority of the Company's non-institutional customers securities transactions, including those of officers, directors, employees and related individuals, are cleared through a third party under a clearing agreement. Under this agreement, the clearing agent executes and settles customer securities transactions, collects margin receivables related to these transactions, monitors the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, requires the customer to deposit additional collateral with them or to reduce positions, if necessary. In the event the customer is unable to fulfill its contractual obligations, the clearing agent may purchase or sell the financial instrument underlying the contract, and as a result may incur a loss.

If the clearing agent incurs a loss, it has the right to pass the loss through to the Company which exposes the Company to off-balance-sheet risk. The Company has retained the right to pursue collection or performance from customers who do not perform under their contractual obligations and monitors customer balances on a daily basis along with the credit standing of the clearing agent. As the potential amount of losses during the term of this contract has no maximum, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2004, substantially all customer obligations were fully collateralized and the Company has not recorded a liability related to the clearing agent's right to pass losses through to the Company.

At December 31, 2004, receivables from customers are mainly comprised of the purchase of securities by institutional clients. Delivery of these securities is made only when the Company is in receipt of the funds from the institutional clients.

NOTE 5. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

	2004		2003	
(In thousands of dollars)	Owned	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased
Marketable Securities				
U.S. Government and federal agency obligations	$ 15,829	35,914	$ 11,103	$ 55,815
State and municipal bonds	115,819	4,501	190,163	96
Corporate obligations	32,273	726	27,837	534
Equity securities	21,893	606	9,077	1,620
Options	56		153	4
Not Readily Marketable Securities				
Investment securities with no publicly quoted market	1,732		774	
Investment securities subject to restrictions	2,824		1,438	
Total	$ 190,426	41,747	$ 240,545	$ 58,069

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been

NOTES TO FINANCIAL STATEMENTS (continued)

effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

NOTE 6. Short-Term Bank Loans

Short-tem bank loans are made under a variety of bank lines of credit totaling $300,000,000 of which $139,875,000 is outstanding at December 31, 2004. These bank lines of credit consist of credit lines that the Company has been advised are available but for which no contractual lending obligation exists and are repayable on demand. These loans are limited to finance securities eligible for collateralization, including Company owned securities, subject to certain regulatory formulas. These loans bear interest at variable rates based primarily on the Federal Funds interest rate. The weighted average interest rates on these loans are 2.42% and 1.34% at December 31, 2004 and 2003, respectively. At December 31, 2004, short-term bank loans are collateralized by Company owned securities, which are classified as securities owned and receivables from brokers, dealers and clearing agencies, of $147,732,486.

NOTE 7. Payables To Others

Amounts payable to others consisted of the following at December 31:

(In thousands of dollars)	2004	2003
Draft payables	$ 1,748	$ 1,649
Others	1,601	1,456
Total	$ 3,349	$ 3,105

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

NOTE 8. Commitments and Contingencies

Litigation:
In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, in several claims. Certain of these are class actions, which seek unspecified damages, which could be substantial. Although there can be no assurance as to the eventual outcome of litigation in which the Company has been named as a defendant or otherwise has possible exposure, the Company has provided for those actions likely of adverse disposition. Although further losses are possible, the opinion of management, based upon the advice of its attorneys and general counsel, is that such litigation will not, in the aggregate, have a material adverse effect on the Company's liquidity or financial position, although it could have a material effect on quarterly or annual operating results in the period in which it is resolved.

Collateral: The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing transactions and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending transactions and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

NOTES TO FINANCIAL STATEMENTS (continued)

The fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities consisted of the following as of December 31:

(In thousands of dollars)	2004	2003
Securities purchased under agreements to resell	$ 35,080	$ 56,374
Securities borrowed	446	5,601
Total	$ 35,526	$ 61,975

Other: The Company enters into underwriting commitments to purchase securities as part of its investment banking business. Also, the Company may purchase and sell securities on a when - issued basis. As of December 31, 2004, the Company had no outstanding underwriting commitments and had purchased or sold no securities on a when-issued basis.

In connection with a $47.4 million underwriting transaction, the Company sent unauthorized emails to 223 addressees, each of which may have constituted a nonconforming prospectus under the Securities Act of 1933. A recipient of the unauthorized emails may be entitled to rescission rights if they purchased shares of common stock issued through the underwriting transaction. The rescission rights would allow any recipient of the communication, for a period of one year from March 30, 2004, the date of such recipient's purchase of shares of common stock issued through the underwriting, to seek recovery of the consideration paid in connection with the purchase. The Company has agreed to indemnify the company whose common stock was underwritten for losses, costs and expenses that might be incurred as a result of the unauthorized communications. In an effort to avoid further Securities Act implications and to minimize the risk related to the indemnification provided as a result of the unauthorized communication, the Company took a number of steps to control the solicitation, allocation and distribution of the shares of common stock issued in the transaction, which included selling only to institutional investors and prohibiting sales to those who were among the 223 original addressees. As of December 31, 2004, the Company has not accrued any liability related to this agreement.

NOTE 9. Related Party Transactions

Securities transactions

The Company clears security transactions for its Parent and affiliates, and certain of the Company's investments are managed by an affiliate. Revenues and expenses associated with these transactions are nominal.

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses, tax payments and capital purchases. These advances are included in Receivables from and Payable to Parent and affiliates on the statements of financial condition.

During 2004, the Parent transferred to the Company certain publicly traded investments, valued at market value on the transfer date, to reduce its liability to the Company and to contribute additional capital to the Company.

Other

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company and either a liability to the Parent or capital contribution by the Parent is recognized. Any tax benefits related to these benefit plans are also recognized by the Company.

Leases

The Company's headquarters and sales offices, and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain escalation clauses which expire at various times through 2014. The Company is charged by the Parent for the use of such offices. The Company's annual rental expenses relating to these offices for the years ended December 31, 2004 and 2003 approximated $4,826,000 and $4,934,000,

NOTES TO FINANCIAL STATEMENTS (continued)

respectively. The Parent's future minimum annual lease payments, net of sublease rental income related to offices used by the Company are as follows:

(In thousands of dollars)	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2005	$ 6,821	$ 1,383	$ 5,438
2006	6,279	1,360	4,919
2007	5,891	902	4,989
2008	5,183	676	4,507
2009	2,268	-	2,268
Thereafter to 2014	8,595	-	8,595
Total	$ 35,037	$ 4,321	$ 30,716

Additionally, the Company paid the Parent annual rental expenses of $2,868,000 and $3,168,000 under a month-to-month agreement for office equipment and leasehold improvements in 2004 and 2003, respectively.

NOTE 10. Subordinated Debt

The Company has subordinated debt of $1,125,000 payable to its Parent, with interest paid quarterly at 9%. Principal payments of $375,000 are due quarterly and the debt matures June 30, 2005.

A select group of management and highly compensated employees are eligible to participate in the First Albany Companies Inc. Deferred Compensation Plan for Key Employees (the "Plan"). The employees enter into subordinate loans with the Company to provide for the deferral of compensation and employer allocations under the Plan. The accounts of the participants of the Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt are based on the distribution election made by each participant, which may be deferred to a later date by the participant. The amount of subordinate loans under the Plan at December 31, 2004 was $3,695,000.

Principal debt repayment requirement for all subordinated debt as of December 31, 2004, are as follows:

(In thousands of dollars)	
2005	$ 1,125
2006	1,328
2007	1,442
2008	93
2009	115
2010	218
Thereafter	499
Total	$ 4,820

The New York Stock Exchange has approved the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital Under Rule 15c3-1").

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11. Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The income tax provision was allocated as follows for the years ended December 31:

(In thousands of dollars)	2004	2003
Income (loss) from continuing operations	$ (3,282)	$ 2,511
Income from discontinued operations	304	124
Parent's stockholders' equity	(2,201)	(734)
Income tax provision	$ (5,179)	$ 1,901

The components of income taxes attributable to income from continuing operations consisted of the following for the years ended December 31:

(In thousands of dollars)	2004	2003
Federal		
Current	$ (50)	$ 1,937
Deferred (net of benefit of $2.4 million in operating loss carryforwards)	(2,542)	(379)
State and Local		
Current	(173)	1,198
Deferred (net of benefit of $0.4 million in operating loss carryforwards)	(517)	(245)
Total income tax expense (benefit)	$ (3,282)	$ 2,511

The expected income tax expense (benefit) using the federal statutory rate differs from income tax expense (benefit) from continuing operations as a result of the following for the years ended December 31:

(In thousands of dollars)	2004	2003
Income taxes at federal statutory rate	$ (1,765)	$ 2,328
State and local income taxes, net of federal income taxes	(452)	648
Tax exempt interest income, net	(1,320)	(760)
Meals and entertainment	295	284
Non-deductible expenses, other	(40)	11
Total income tax expense (benefit)	$ (3,282)	$ 2,511

NOTES TO FINANCIAL STATEMENTS (continued)

The temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)	2004	2003
Investments	$ (1,062)	$ (238)
Deferred compensation	7,989	4,381
Accrued liabilities	284	755
Other	134	45
Net operating loss carryforward	2,796	
Total deferred tax assets	$ 10,141	$ 4,943

The Company has not recorded a valuation allowance for deferred tax assets at December 31, 2004 and 2003, since it has determined that it is more likely than not that deferred tax assets will be fully realized through future taxable income. At December 31, 2004, the Company had available $7.2 million of federal net operating loss carryforwards. The federal net operating loss carryforwards expires in 2024. At December 31, 2004, the Company had available state operating loss carryforwards for tax purposes approximating $3.2 million, which expire between 2009 and 2024.

At December 31, 2004 and 2003, the Company had certain net deferred tax assets of $2.4 million and $2.4 million, which have been settled with its Parent either in intercompany account or equity.

NOTE 12. Benefit Plans

First Albany Companies Inc., the Parent, has established several stock incentive plans through which employees of the Company may be awarded stock options, stock appreciation rights and restricted common stock, which expire at various times through December 31, 2011. The following table is a recap of all plans as of December 31, 2004:

Stock awards authorized for issuance	9,506,015
Stock awards used:	
Stock options granted and outstanding	2,714,352
Restricted stock awards granted and unvested	1,649,101
Options exercised and restricted stock awards vested	3,787,318
Options expired and no longer available	188,529
Total stock awards used	8,339,300
Stock awards available for future awards	1,166,715

Options: Options granted under the plans have been granted at not less than fair market value, vest over a maximum of five years, and expire ten years after grant date. Option transactions for the two year period ended December 31, 2004, under the plans were as follows:

NOTES TO FINANCIAL STATEMENTS (continued)

	Shares Subject To Option	Weighted Average Exercise Price
Balance at December 31, 2002	3,669,082	$ 7.53
Options granted	464,500	8.15
Options exercised	(449,172)	6.41
Options forfeited	(293,648)	8.89
Balance at December 31, 2003	3,390,762	7.65
Options granted	122,500	13.23
Options exercised	(708,891)	6.49
Options forfeited	(90,019)	6.93
Balance at December 31, 2004	2,714,352	$ 8.23

The following table summarizes information about stock options outstanding under the plans at December 31, 2004:

	Outstanding			Exercisable	
Exercise Price Range	Shares	Average Life (years)	Average Exercise Price	Shares	Average Exercise Price
$4.60 - $6.44	750,741	6.76	$ 5.71	391,498	$ 5.72
$6.53 - $9.14	1,541,063	6.44	7.92	756,700	8.48
$9.47 - $13.26	100,326	6.81	11.42	72,994	10.88
$13.35 - $18.70	322,222	6.65	14.55	228,357	14.62
	2,714,352	6.57	$ 8.23	1,449,549	$ 8.82

At December 31, 2003, 1,558,420 options with an average exercise price of $8.34 were exercisable.

The Parent and the Company adopted the fair value recognition provisions of FAS 123 effective January 1, 2003 using the prospective method of transition described in FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Under the recognition provisions of FAS 123 and FAS 148, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period for awards granted after December 31, 2002.

The following table reflects the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in each period related to employees of the Company.

(In thousands of dollars)	2004	2003
Net income (loss), as reported	$ (1,677)	$ 4,510
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	301	96
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,557)	(1,241)
Pro forma net income (loss)	$ (2,933)	$ 3,365

NOTES TO FINANCIAL STATEMENTS (continued)

The FAS 123 compensation cost and fair value of options granted is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003
Dividend yield	1.32% to 2.19%	1.79% to 3.35%
Expected volatility	30% to 33%	25%
Risk-free interest rate	3.2% to 3.8%	2.1% to 3.6%
Expected lives (in years)	5.43-6.17	6.01-6.98
Weighted average fair value of options granted	$4.08	$1.93

In December 2004, FAS 123 was revised and will become effective for the interim reporting periods that begin after June 15, 2005. FAS 123 will impact the measurement and reporting of stock-based compensation. The Company has not yet determined the impact these revisions will have on its results of operations.

Restricted Stock: During 2004 and 2003, 1,432,172 and 500,668 shares of restricted stock were awarded under the plans at a weighted average grant date fair price of $13.21 and $8.56 respectively. The fair market value of the awards will be amortized over the period in which the restrictions are outstanding, which is approximately 3-4 years. During 2004 and 2003, $6.5 million and $2.1 million were expensed to the Company related to restricted stock awards for the Company's employees. The Company's Parent has recorded $15.1 million in unearned compensation related to restricted stock issuances as of December 31, 2004.

Other: The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors. The Company contributed $196,000 and $223,000 in the years ended December 31, 2004 and 2003, respectively.

The Company has various other incentive programs, which are offered to eligible employees. These programs consist of cash incentives and deferred bonuses. Amounts awarded vest over periods ranging up to five years. Costs are amortized over the vesting period and approximated $1,272,000 in 2004 and $1,235,000 in 2003.

NOTE 13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity's Futures Trading Commission Regulation 1.17, which both require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1 million, whichever is greater. At December 31, 2004, the Company had net capital of $29.3 million, which was 574.63% of aggregate debit balances and $28.3 million in excess of required minimum net capital.

NOTE 14. Trading Activities

As part of its trading activities, the Company provides to institutional clients, brokerage and underwriting services. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

NOTES TO FINANCIAL STATEMENTS (continued)

As of December 31, 2004, the Company had approximately $11.5 million of securities owned which were considered non-investment grade. Non-investment grade securities are defined as debt and preferred equity securities rated as BB+ or lower or equivalent ratings by recognized credit rating agencies. These securities have different risks than investment grade rated investments because the companies are typically more highly leveraged and therefore more sensitive to adverse economic conditions and the securities may be more thinly traded or not traded at all.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate interest rate, price, and spread movements of trading inventories and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk: Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The decision to manage interest rate risk using futures or options as opposed to buying or selling short U.S. Treasury or other securities depends on current market conditions and funding considerations.

Equity Price Risk: Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities.

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004 at market values of the related securities and will incur a loss if the market value of the securities increase subsequent to December 31, 2004.

Credit Risk: The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and assessing the creditworthiness of counter parties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counter parties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counter parties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counter party.

Concentrations of Credit Risk: The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counter party basis, as well as by groups of counter parties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for concentration risk, credit limits are established and monitored in light of changing counter party and market conditions. The Company also purchases securities and may have significant positions in its inventory subject to market and credit risk. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold. In order to control these risks, securities positions are monitored on at least a daily basis and hedging strategies that are employed by the Company.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 15. Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used to hedge securities positions in the Company's inventory. Gains and losses on these financial instruments are included as revenues from principal transactions. Trading profits and losses relating to these financial instruments were as follows for the years ending December 31:

(In thousands of dollars)	2004	2003
Trading profits-state and municipal bond	$ 11,079	$ 15,034
Index futures hedging	(2,646)	(2,510)
Net revenue	$ 8,433	$ 12,524

The contractual or notional amounts related to the index futures contracts were as follows at December 31:

(In thousands of dollars)	2004	2003
Average notional or contract market value	$ (37,974)	$ (31,584)
Year end notional or contract market value	$ (39,161)	$ (27,051)

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized market valuation gains on the instruments and will vary based on changes in market value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Open equity in the futures contracts in the amount of $485,000 and $678,000 at December 31, 2004 and 2003, respectively, are recorded as other assets. The settlements of the aforementioned transactions are not expected to have a material adverse effect on the financial condition of the Company.

NOTE 16. Discontinued Operations

In 2000, the Company sold its Private Client Group and continues to report the receipt and settlement of pending obligations as discontinued operations.

NOTE 17. Impairment

During 2004, the Company abandoned a software development project and recognized as an impairment expense the costs related to the project that had been capitalized as well as the costs incurred to terminate the project. These assets were capitalized by the Parent and charged by the Parent to the Company through an intercompany transaction.

NOTE 18. Restructuring

During 2004, the Company undertook an internal review of its operations in an effort to reduce costs. One of the results of this review was the streamlining of certain functions and a reduction in personnel. The reduction in personnel was initiated during the period ended September 30, 2004 and was completed by December 31, 2004. The Company incurred restructuring expenses of approximately $1.3 million related to this effort, which were accrued and expensed in 2004. The nature of these costs are compensation and benefits and the amount expensed through 2004 relates to employees who were terminated by December 31, 2004.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
At December 31, 2004
(In thousands of dollars)

Total stockholder's equity	$ 60,069
Add liabilities subordinated to claims of general creditors	4,820
Other allowable credits	2,400
Total capital and allowable subordinated liabilities	67,289
Deductions and/or charges for non-allowable assets (Schedule IA)	20,859
Additional charges:	
Aged fail-to-deliver	90
Aged short security differences	9
Other deductions	2,648
Total deductions and charges	23,606
Net capital before haircuts	43,683
Haircuts on securities, computed, where applicable, pursuant to 15c3-1(f):	
Bankers' acceptance, certificate of deposit	6
United States government obligations	1,150
State and municipal government obligations	6,265
Corporate obligations	3,189
Stocks and warrants	3,207
Options	28
Undue concentration	526
Others	-
Total haircuts on securities	14,371
Net capital	$ 29,312

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
At December 31, 2004
(In thousands of dollars)

Net capital requirement:	
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$ 102
Minimum net capital requirement	$ 1,000
Net capital requirement (greater than 2% of aggregate debits or minimum net capital requirement)	$ 1,000
Excess net capital	$ 28,312
Percentage of net capital to aggregate debits	574.63%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits	512.88%
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$ 28,112

SCHEDULE IA
SCHEDULE OF NON-ALLOWABLE ASSETS
At December 31, 2004
(In thousands of dollars)

Securities owned, not readily marketable, at estimated fair value	$ 2,395
Exchange memberships, at cost	67
Dividend and interest receivables greater than 30 days	67
Loans and advances	272
Due from syndicate managers	985
Prepaid expenses	1,891
Underwriting income receivable	1,640
Income tax and deferred tax receivable	10,141
Receivable from Parent and Affiliates	179
Other non-allowable assets	1,024
Other investments	2,198
Total non-allowable assets	$ 20,859

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
At December 31, 2004
(In thousands of dollars)

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	3,382
Monies borrowed collateralized by securities carried for the accounts of customers		1,005
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		1,090
Credit balances in firm accounts, which are attributable to principal sales to customers		10
Market value of short security count differences over 30 calendar days		10
Market value of short securities and credits in all suspense accounts over 30 calendar days		132
Other (Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts)		-
TOTAL CREDITS		5,629
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and account doubtful of collection, net of deduction pursuant to Note E, Exhibit A, Rule 15c3-3		3,312
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		55
Failed to deliver of customers' securities not older than 30 calendar days		1,734
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		-
Aggregate debit items		5,101
Less 3% (for alternative method)		(153)
TOTAL 15c3-3 DEBITS		4,948
RESERVE COMPUTATION		
Excess of total credits over total debits	$	681
Required deposit	$	681
Amount held on deposit in "Reserve Bank Account(s)" value of qualified securities, at December 31, 2004	$	-
Amount of subsequent (withdrawals) and deposits		4,700
TOTAL AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT(S)"	$	4,700

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2004.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
At December 31, 2004
(In thousands of dollars)

The market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

		$ 0
A.	Number of items	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A.	Number of items	0

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
80 State Street
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4496

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Shareholders of
First Albany Capital, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of First Albany Capital, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005